                                           Filed by BioShield Technologies, Inc.
                           Pursuant to Rule 425 Under the Securities Act of 1933
                               And Deemed Filed Pursuant to Rule 14d-2 Under the
                                                 Securities Exchange Act of 1934
                             Subject Company: Arrow-Magnolia International, Inc.
                                                   (Commission File No. 0-24913)






FOR:       BIOSHIELD TECHNOLOGIES, INC.
           ARROW-MAGNOLIA INTERNATIONAL, INC.

NASDAQ:    BSTI
           ARWM

CONTACT:   Scott Parliament
           Chief Financial Officer
           BioShield Technologies, Inc.
           770-246-2000

           Morris Shwiff                      Or:    Larry Howell
           Chairman                                  The Howell Group
           Arrow-Magnolia International, Inc.        214-368-1592
           972-247-7111                              Email: howgroup@iglobal.net

For Immediate Release


              BIOSHIELD TO ACQUIRE SPECIALTY CHEMICAL MANUFACTURER
                  AND DISTRIBUTOR, ARROW-MAGNOLIA INTERNATIONAL

                 ACQUISITION TO ADD OVER $14 MILLION IN REVENUES

         ATLANTA and DALLAS, July 7, 2000-BioShield Technologies, Inc. (Nasdaq:
BSTI) has entered into an agreement to acquire up to 85% of the outstanding stock of Arrow-Magnolia International, Inc. (Nasdaq: ARWM) for cash and stock in a transaction valued at approximately $17.2 million. Dallas-based Arrow-Magnolia is engaged primarily in the manufacture and distribution of specialty chemical products for use in cleaning and maintaining equipment, and generalized maintenance and sanitation products. BioShield, based in Atlanta, has developed surface modifying antimicrobials and biostatic products for a variety of end use markets.
         Tim Moses, Chairman, CEO and President of BioShield, commented, "We are excited that we have entered into an agreement which will allow BioShield to fast-track its growth and opportunities within the industrial and institutional markets. This gives us new strengths outside of our organic growth plans. Arrow-Magnolia has a strong history of sales growth and an established distribution network. It provides a platform company for BioShield to expand its sales of newly approved EPA products in the industrial and institutional markets, while decreasing the time to market of these products and expanding market coverage."
         Morris Shwiff, Chairman of Arrow-Magnolia, said, "We are very pleased and excited to now have the ability to compete in a marketplace not previously available to us. The agreement with BioShield(TM) provides Arrow-Magnolia the opportunity to be part of the latest breakthrough in EPA approved antimicrobial technology. Arrow-Magnolia has prided itself in its sales and distribution expertise. With this powerful combination of a strong research and development organization, coupled with our sales and marketing capabilities, we now have the ability to increase the sales revenues for both organizations."
         Arrow-Magnolia has North American sales and distribution capabilities served by a sales force of more than 100 individuals that produced over $14,000,000 in sales and approximately $1,700,000 in EBITDA in 1999. The company was formed in 1985 for the manufacturing, distribution and marketing of specialty chemical products.

                                     (MORE)

BioShield/Arrow-Magnolia                                            Page 2 of 3
July 7, 2000


TERMS OF THE AGREEMENT ARE AS FOLLOWS:

Arrow-Magnolia has outstanding, as of June 30, 2000, 3,248,566 shares of common stock and 848,613 outstanding options and warrants.
         - BioShield(TM) has agreed to purchase 85%, or 2,761,281 shares, of Arrow-Magnolia's common stock for $5 per share in stock and cash.
         - The purchase price per share will consist of $4.41 cash; and .05221 of a share of BioShield(TM) common stock, which represents $0.59 in value based upon BioShield's average closing bid price for the past five days.
         - BioShield(TM) has agreed to purchase all the outstanding options and warrants of Arrow- Magnolia for $4.75 cash, net of strike price.
         - BioShield(TM) estimates the total cost of the transaction to be approximately $15.6 million cash and $1.6 million in stock. BioShield(TM) anticipates that $10 million of the cash purchase price will be provided by conventional bank financing.
         - Anticipated closing date of the transaction is September 30, 2000.

The transaction is subject to satisfaction of conditions set forth in the agreement.

         This press release contains forward-looking information regarding Arrow-Magnolia International, Inc. and BioShield Technologies, Inc. The forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including statements as to industry trends, future economic performance, anticipated profitability, anticipated revenues and expenses, anticipated transactions and closing dates for such transactions, planned product development, and products or service line growth may be significantly impacted by certain risks and uncertainties, including, but not limited to, failure of the industry to develop at anticipated rates, failure of the Companies' products and services and planned products and services to be timely developed or to gain significant market acceptance, competition and other economic factors. In addition, any statements contained in this report that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "will," "expect," " believe," "anticipate," "intend," "could," "would," "estimate," or "continue," or the negative other variations thereof or compatible terminology are intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof, and the Companies disclaim any intention of obligation to update these forward-looking statements, all of which are difficult to predict and many of which are beyond the control of the Companies, including areas such as: the early-stage development of BioShield; the result of research and development efforts; future capital needs; uncertainty of additional funding; and government regulations. Additional risks and uncertainties are described in public filings of Arrow-Magnolia International, Inc. and BioShield with the Securities and Exchange Ccmmission.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

         We urge investors and security holders to read the following documents, when they become available, regarding the exchange offer (described above), because they will contain important information:
         - BioShield's preliminary prospectus, prospectus supplements, final prospectus, and tender offer material.
         - BioShield's Registration Statement on Form S-4 and Schedule TO containing or incorporating by reference such documents and other information.
         -        Arrow-Magnolia's Solicitation/Recommendation Statement on
                  Schedule 14D-9.
         These documents and amendments to these documents will be filed with the United States Securities and Exchange Commission.
         Once they are filed with the SEC, the registration statement and other documents will be available free of charge on the SEC website at www.sec.gov and from the BioShield and Arrow- Magnolia contacts listed below.


                                     (MORE)

BioShield/Arrow-Magnolia                                            Page 3 of 3
July 7, 2000


         In addition to the registration statement and prospectus, BioShield and Arrow-Magnolia file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by BioShield or Arrow-Magnolia at the SEC Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. BioShield's and Arrow-Magnolia's filings with the Commission are also available free of charge to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov. These documents may also be obtained from the BioShield and Arrow-Magnolia contacts listed below.

CONTACTS

BIOSHIELD(TM) TECHNOLOGIES, INC.
Scott Parliament
Chief Financial Officer, BioShield
770-246-2000

ARROW-MAGNOLIA INTERNATIONAL, INC.
Morris Shwiff
Chairman
972-247-7111

                                      # # #